GREAT BASIN GOLD LTD.
                        CONSOLIDATED FINANCIAL STATEMENTS

                                   YEARS ENDED

                        DECEMBER 31, 2002, 2001 and 2000

            (Expressed in Canadian Dollars, unless otherwise stated)

AUDITORS' REPORT TO THE
BOARD OF DIRECTORS OF
GREAT BASIN GOLD LTD.

We have audited the consolidated balance sheets of Great Basin Gold Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations, deficit and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.



"KPMG LLP"

Chartered Accountants

Vancouver, Canada

May 9, 2003




KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

GREAT BASIN GOLD LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)

                                                                                                       As at December 31
                                                                                                   2002                         2001
                                                                                           ------------                ------------
ASSETS

CURRENT ASSETS

   Cash and equivalents ....................................................               $ 14,489,637                $  1,434,465
   Short-term investments ..................................................                        -                     5,046,267
   Amounts receivable ......................................................                    185,635                      42,657
   Prepaid expenses (note 7) ...............................................                    670,623                     995,881
                                                                                           ------------                ------------
                                                                                             15,345,895                   7,519,270

RECLAMATION DEPOSITS .......................................................                      7,500                       7,500
EQUIPMENT (note 4) .........................................................                        -                         3,336
MINERAL PROPERTY INTERESTS (note 5) ........................................                  5,878,351                   5,583,350
                                                                                           ------------                ------------
                                                                                           $ 21,231,746                $ 13,113,456
                                                                                           ============                ============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable and accrued liabilities ................................               $  2,188,842                $     25,493

SHAREHOLDERS' EQUITY

   Share capital (note 6) ..................................................                 66,757,818                  55,953,415
   Contributed surplus (note 6(i)) .........................................                    669,627                         -
   Deficit .................................................................                (48,384,541)                (42,865,452)
                                                                                           ------------                ------------
                                                                                             19,042,904                  13,087,963

Nature of operations (note 1)
Commitments (note 5)
Contingencies (note 5(a) and (d))
Subsequent events (note 6(b), (c) and (h))
                                                                                           ------------                ------------
                                                                                           $ 21,231,746                $ 13,113,456
                                                                                           ============                ============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



GREAT BASIN GOLD LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)

                                                                                                  Years ended December 31
                                                                                               2002            2001             2000
                                                                                       ------------    ------------    -------------
EXPENSES

  Conference and travel ........................................................       $    189,000    $    109,137    $    138,976
  Corporate capital taxes ......................................................             34,779          23,969          20,609
  Depreciation .................................................................              3,336           3,331           3,678
  Exploration (schedule) .......................................................          3,370,385       2,877,074      10,151,779
  Financial advisory and finders' fees .........................................            464,000             -               -
  Foreign exchange .............................................................            (96,846)            -               -
  Interest and other ...........................................................           (147,474)       (364,125)       (402,654)
  Legal, accounting and audit ..................................................            275,954         306,038         155,464
  Office and administration  (note 6(c)) .......................................          1,129,373         461,331       1,009,270
  Shareholder communications ...................................................            240,702          81,192         190,893
  Trust and filing .............................................................             55,880          11,667          37,630
                                                                                       ------------    ------------    ------------
LOSS BEFORE OTHER ITEM .........................................................         (5,519,089)     (3,509,614)    (11,305,645)
Write down of mineral property interests (note 5(c)) ...........................                -        (5,555,292)            -
                                                                                       ------------    ------------    ------------
LOSS FOR THE YEAR ..............................................................       $ (5,519,089)   $ (9,064,906)   $(11,305,645)
                                                                                       ============    ============    ============
Basic and diluted loss per share ...............................................       $      (0.13)   $      (0.24)   $      (0.37)
                                                                                       ============    ============    ============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING ...........................         43,785,007      38,182,137      30,481,267
                                                                                       ============    ============    ============


CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in Canadian dollars)

                                                                                                  Years ended December 31
                                                                                               2002            2001             2000
                                                                                       ------------    ------------    ------------

Deficit, beginning of year .....................................................       $(42,865,452)   $(33,800,546)   $(22,494,901)
Loss for the year ..............................................................         (5,519,089)     (9,064,906)    (11,305,645)
                                                                                       ------------    ------------    ------------
Deficit, end of the year .......................................................       $(48,384,541)   $(42,865,452)   $(33,800,546
                                                                                       ============    ============    ============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


GREAT BASIN GOLD LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

                                                                                     Years ended December 31
                                                                                2002            2001            2000
                                                                        ------------    ------------    ------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES

       Loss for the year .............................................   $ (5,519,089)   $ (9,064,906)   $(11,305,645)
       Items not involving cash
          Depreciation ...............................................          3,336           3,331           3,678
          Depreciation included in exploration expenses ..............            -            12,504          69,209
          Non-cash stock-based compensation expense ..................        374,627             -               -
          Write-down of mineral property interests ...................            -         5,555,292             -
       Changes in non-cash operating working capital
          Amounts receivable .........................................       (142,978)         51,599         (11,984)
          Prepaid expenses ...........................................        325,258        (296,982)       (157,082)
          Accounts payable and accrued liabilities ...................      2,163,349        (444,764)        362,677
                                                                         ------------    ------------    ------------
                                                                           (2,795,497)     (4,183,926)    (11,039,147)
                                                                         ------------    ------------    ------------

INVESTING ACTIVITIES

       Short-term investments ........................................      5,046,267       4,858,502      (7,921,749)
       Purchase of equipment .........................................            -               -           (31,696)
       Mineral property acquisition costs ............................             (1)        (75,745)            -
                                                                         ------------    ------------    ------------
                                                                            5,046,266       4,782,757      (7,953,445)
                                                                         ------------    ------------    ------------

FINANCING ACTIVITIES

       Common shares and warrants issued for cash, ...................     10,804,403         (31,245)     16,473,344
             net of issue costs
                                                                         ------------    ------------    ------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS ..........................     13,055,172         567,586      (2,519,248)
Cash and equivalents, beginning of year ..............................      1,434,465         866,879       3,386,127
                                                                         ------------    ------------    ------------
CASH AND EQUIVALENTS, END OF YEAR ....................................   $ 14,489,637    $  1,434,465    $    866,879
                                                                         ============    ============    ============


SUPPLEMENTARY INFORMATION

       TAXES PAID ....................................................   $      2,779    $     23,969    $     20,609
       NON-CASH FINANCING AND INVESTING ACTIVITIES

       Warrants issued in connection with mineral property agreement .   $    295,000    $       -       $       -
       Warrants received in connection with mineral property agreement   $  1,933,000    $       -       $       -


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



GREAT BASIN GOLD LTD.
Consolidated Schedules of  Exploration Expenses
(Expressed in Canadian dollars)

                                                                        Burnstone         Ivanhoe            Other            TOTAL
                                                                     ------------    ------------     ------------     ------------

Cumulative expenditures, December 31, 1999 ......................    $        -      $  7,693,170     $      3,145     $  7,696,315
Exploration expenses during 2000
   Assays and analysis ..........................................             -           759,908              -            759,908
   Depreciation .................................................             -            69,209              -             69,209
   Drilling .....................................................             -         6,152,644              -          6,152,644
   Engineering ..................................................             -           201,585              -            201,585
   Environmental, socio-economic and land fees ..................             -           371,982            3,950          375,932
   Equipment rentals and leases .................................             -           172,804              -            172,804
   Geological ...................................................             -         1,810,934              -          1,810,934
   Site activities ..............................................             -           329,335              420          329,755
   Transportation ...............................................             -           279,008              -            279,008
                                                                     ------------    ------------     ------------     ------------
Incurred during the year ........................................             -        10,147,409            4,370       10,151,779
                                                                     ------------    ------------     ------------     ------------

Cumulative expenditures, December 31, 2000 ......................             -        17,840,579            7,515       17,848,094
Exploration expenses during 2001
   Assays and analysis ..........................................             -           159,672              517          160,189
   Depreciation .................................................             -            12,504              -             12,504
   Drilling .....................................................             -         1,155,733              -          1,155,733
   Engineering ..................................................             -           121,935              -            121,935
   Environmental, socio-economic and land fees ..................             -           357,784           11,389          369,173
   Equipment rentals and leases .................................             -           (12,278)             -            (12,278)
   Geological ...................................................             -           775,396              -            775,396
   Site activities ..............................................             -           201,421              -            201,421
   Transportation ...............................................             -            93,001              -             93,001
                                                                     ------------    ------------     ------------     ------------
Incurred during the year ........................................             -         2,865,168           11,906        2,877,074
                                                                     ------------    ------------     ------------     ------------

Cumulative expenditures, December 31, 2001 ......................             -        20,705,747           19,421       20,725,168
Exploration expenses during 2002
   Assays and analysis ..........................................             215             897              -              1,112
   Drilling .....................................................             -             4,241              -              4,241
   Engineering  (note 6(c)) .....................................         161,267          92,769              -            254,036
   Environmental, socio-economic and land fees  (note 6(c)) .....          15,354         333,428              537          349,319
   Equipment rentals and leases .................................           1,609           7,469              -              9,078
   Exploration option payments ..................................       2,094,760             -                -          2,094,760
   Exploration option payments received .........................             -               -            (50,000)         (50,000)
   Geological  (note 6(c)) ......................................         253,699         168,525              -            422,224
   Graphics .....................................................           3,033          32,516              -             35,549
   Reclamation ..................................................             -            83,288              -             83,288
   Site activities ..............................................          46,963          78,096              -            125,059
   Transportation ...............................................          13,926          27,793              -             41,719
                                                                     ------------    ------------     ------------     ------------
Incurred during the year ........................................       2,590,826         829,022          (49,463)       3,370,385
                                                                     ============    ============     ============     ============
Cumulative expenditures, December 31, 2002 ......................    $  2,590,826    $ 21,534,769     $    (30,042)    $ 24,095,553
                                                                     ============    ============     ============     ============

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


GREAT BASIN GOLD LTD.
Notes to Consolidated Financial Statements
Year ended December 31, 2002
(Expressed in Canadian Dollars)


1.   NATURE OF OPERATIONS

     Great Basin Gold Ltd. ("Great Basin" or the "Company") was incorporated under the laws of the Province of British Columbia and its principal business activity is the exploration of mineral property interests. The Company's principal mineral property interests are the Ivanhoe Property located in Nevada, United States of America, and the Burnstone Gold Property located in the Republic of South Africa (note 5).

     The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, confirmation of the Company's interest in the underlying mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.


2.   BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

     These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.


3.   SIGNIFICANT ACCOUNTING POLICIES

(A)  CASH AND EQUIVALENTS

     Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(B)  SHORT-TERM INVESTMENTS

     Short-term investments include highly liquid investments with terms to maturity of three to twelve months when purchased. Short-term investments are carried at the lower of cost plus accrued interest and quoted fair market value.

(C)  RECLAMATION DEPOSITS

     Reclamation deposits are recorded at cost.

(D)  INVESTMENTS

     Investments capable of reasonably prompt liquidation are carried at the lower of cost and quoted market value. Investments where the Company has the ability to exercise significant influence are accounted for on the equity basis where the investment is initially recorded at cost and subsequently adjusted for the Company's share of the income or loss and capital transactions of the investee, less provision, if any, for permanent impairment in value.

(E)  EQUIPMENT

     Equipment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the related equipment. Depreciation on equipment used directly on exploration projects is included in exploration expenses until the related property is placed into production.

(F)  MINERAL PROPERTY INTERESTS

     Exploration expenses incurred prior to determination of the feasibility of mining operations, periodic option payments and administrative expenditures are expensed as incurred.

     Mineral property acquisition costs and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

(G)  SHARE CAPITAL

     The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached.

(H)  FOREIGN CURRENCY TRANSLATION

     All of the Company's foreign operations are considered integrated.

     Monetary assets and liabilities of the Company's integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except depreciation, are translated at the average exchange rates for the period. Depreciation is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(I)  LOSS PER COMMON SHARE

     Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

     Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

(J)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and equivalents, short-term investments, amounts receivable, reclamation deposits, and accounts payable and accrued liabilities approximate fair value due to their short term nature. The quoted market value of the warrants received from Hecla Mining Company is disclosed in note 5(a). Fair value estimates are made at the date of issuance, and at the balance sheet date, based on relevant market information and information about the financial instruments.

(K)  USE OF ESTIMATES

     The  preparation  of  financial  statements  in  conformity  with  Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests, determination of reclamation obligations and rates for depreciation, as well as the assumptions used in determining the fair value of non-cash stock-based compensation and warrants. Actual results could differ from these estimates.

(L)  SEGMENT DISCLOSURES

     The Company operates in a single segment, being exploration of mineral properties, within the geographic areas disclosed in note 9. Other than exploration expenses, substantially all of the Company's net expenses are incurred in Canada.

(M)  STOCK-BASED COMPENSATION (see also note 3(n))

     The Company has a stock option plan which is described in note 6(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.

     Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

     No compensation cost is required to be recorded for all other non-cash stock-based employee compensation awards. Consideration paid by employees upon the exercise of stock options is credited to share capital. The Company presents in the notes to the financial statements the pro forma loss and loss per share had the fair value method been used to account for employee non-cash stock-based compensation awards (note 6(c)).

     Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock, or stock appreciation rights which call for settlement by the issuance of equity instruments, is measured at fair value at the grant date and recognized over the vesting period. Compensation cost attributable to awards to employees which call for settlement in cash or other assets is measured at fair value at the grant date and recognized over the vesting period. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

(N)  CHANGE IN ACCOUNTING POLICY - STOCK-BASED COMPENSATION

     Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants relating to the accounting for stock-based compensation and other stock-based payments. Under the new standard, payments to non-employees, and to employees awards that are direct awards of stock, that call for settlement in cash or other assets, or that are stock appreciation rights which call for settlement by the issuance of equity instruments, are accounted for using the fair value method and is included in operations, with an offset to contributed surplus. No compensation expense is recorded for all other non-cash stock-based employee compensation awards; however pro-forma disclosure of net income and earnings per share, had the Company used the fair value method, is presented (note 6(c)).

     Prior to the adoption of the new standard, no compensation expense was recorded for the Company's stock-based incentive plans when the options were granted. Any consideration paid by those exercising stock options was credited to share capital upon receipt.

     The new Recommendations are applied prospectively. The adoption of this new standard has resulted in no changes to amounts previously reported.

(O)  INCOME TAXES

     The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(P)  COMPARATIVE FIGURES

     Certain of the prior years' comparative figures have been restated to conform with the presentation adopted for the current year.


4.   EQUIPMENT

                                  Accumulated          Net Book
     2002                                Cost       Deprecation            Value
     ----                         -----------       -----------         --------
     Computer ....................   $127,795          $127,795         $      -
     Field .......................    349,631           349,631                -
     Office ......................    300,678           300,678                -
                                     --------          --------         --------
                                     $778,104          $778,104         $      -
                                     ========          ========         ========


                                  Accumulated          Net Book
     2001                                Cost      DepreciatioN            Value
     ----                         -----------      ------------         --------
     Computer ...................    $127,795          $125,495         $  2,300
     Field ......................     349,631           349,631                -
     Office .....................     300,678           299,642            1,036
                                     --------          --------         --------
                                     $778,104          $774,768         $  3,336
                                     ========          ========         ========


5.   MINERAL PROPERTY INTERESTS

                                                            As at December 31
                                                      --------------------------
MINERAL PROPERTY ACQUISITION COSTS, NET ...........          2002           2001
                                                      -----------    -----------

Ivanhoe Property (note 5(a))

   Balance, beginning of the year .................   $ 5,583,348    $ 5,507,603
   Incurred during the year .......................       295,000         75,745
   Estimated fair value of Hecla Warrants received.    (1,933,000)           -
                                                      -----------    -----------
   Balance, end of the year .......................     3,945,348      5,583,348

Hecla Warrants (note 5(a))

   Balance, beginning of the year .................           -              -
   Estimated fair value of Hecla Warrants received      1,933,000            -
                                                      -----------    -----------
   Balance, end of the year .......................     1,933,000            -

                                                      -----------    -----------
Ivanhoe Property ..................................     5,878,348      5,583,348

Burnstone Gold Property (note 5(b)) ...............             1            -
Casino Property (note 5(c)) .......................             1              1
Kirkland Lake Property (note 5(d)) ................             1              1
Bissett Creek Property (note 5(e)) ................            -             -
                                                      -----------    -----------
                                                      $ 5,878,351    $ 5,583,350
                                                      ===========    ===========


(A)  IVANHOE PROPERTY

     Elko County, Nevada, United States of America

     On August 13, 1997, the Company and Cornucopia Resources Ltd. (now Quest Investment Corporation, formerly Stockscape.com Technologies Inc.) ("Cornucopia") entered into an agreement to acquire a 100% working interest in the Ivanhoe Property on the Carlin Trend in Nevada from Newmont Exploration Limited ("Newmont").

     Pursuant to the terms of the agreement, the Company earned a 75% interest in the Ivanhoe Property in consideration for payments totalling US$5.0 million as follows:

     (i)  US$1 million to Newmont;

     (ii) 150% of the amount invested in shares of Cornucopia (being US$1.2 million); and

     (iii) US$2.8 million on exploration and related costs.

     The Company also issued aggregate finders' fees of 125,000 shares, based on expenditures on the project, and interim financing guarantees of 98,125 shares. The financing guarantee shares were issued to certain principals of Hunter Dickinson Inc. (note 7), which acted as an agent of the Company in negotiating and guaranteeing aspects of the transaction.

     The agreement provided that exploration and related costs include 150% of any amounts paid by the Company on behalf of Cornucopia pursuant to Cornucopia's reclamation obligations under the agreement. Newmont has and will continue to manage and complete an approved mine closure plan of the
     1.1 square mile area of former mining operations already funded by US$4.5 million. The agreement also provided that overruns will be funded 33% each by Newmont, the Company and Cornucopia up to a total overrun of US$1.5 million, and thereafter 75% by Newmont, with the balance payable pro rata by the Company and Cornucopia. Ownership of and further expenditures on the Ivanhoe Property were to be on a 75% Company and 25% Cornucopia basis, but was amended as per below.

     On March 2, 1999, the Company entered into an agreement to acquire the 25% interest in the Ivanhoe Property owned by Touchstone Resources Ltd. ("Touchstone"), a wholly owned subsidiary of Cornucopia, for consideration of 2,750,000 common shares of the Company and 250,000 warrants exercisable to purchase additional shares of the Company at $2.00 per share to June 30, 2000. These warrants were exercised during 2000. In addition, the Company assumed Cornucopia's reclamation obligations with respect to the Ivanhoe Property.

     During 1998, the Company entered into an agreement for a group of claims that form part of the Ivanhoe Property. This agreement with a term of up to four 20 year terms provides for annual advance royalty payments of US$50,000 per year until 2017 and increase to US$55,000 in years 2018 to 2037. The claims are subject to net smelter return ("NSR") royalties of 2% to 5%.

     In November 1999, the Company entered into an agreement to acquire 109 claims adjoining the Ivanhoe Property for US$50,000 and 75,000 common shares of the Company.

     During 1999, cumulative reclamation expenditures exceeded US$6,000,000 and as required by the agreement, the Company contributed 25% of the excess from 1999 to 2002. Newmont has advised that in order to complete the reclamation, the following property reclamation costs are budgeted over the next three years:

                     Total Reclamation      The Company's 25%
     Year                        Costs                  Share
     ----            -----------------      -----------------

     2003                  US$  25,042             US$  6,260
     2004                       25,042                  6,260
     2005                      161,042                 40,261
                           -----------             ----------
                           US$ 211,126             US$ 52,781
                           ===========             ==========

     During 2000, 2001 and 2002, US$51,992,  US$19,828 and US$4,996 respectively was paid to Newmont for the Company's 25% share of actual reclamation costs incurred. US$52,781 ($83,288) (2001 - $nil) has been accrued at December 31, 2002.

     On August 28, 2000, Touchstone was served with a civil summons filed in the United States District Court of Northern Nevada by United States Fidelity and Guaranty Company ("US Fidelity") as plaintiff, naming Touchstone, Cornucopia and Vista Gold Holdings Inc. and certain of their affiliates as defendants, claiming US$793,583. The civil action resulted from the reclamation obligations concerning the Mineral Ridge Mine in Nevada pursuant to which US Fidelity issued a reclamation bond in the amount of US$1,600,000 to the Bureau of Land Management (the "BLM") in 1996. Mineral Ridge Resources, Inc., the operator of the mine, was a subsidiary of Cornucopia until Cornucopia sold its holdings to Vista Gold Holdings, Inc. As a consequence of Mineral Ridge Resources, Inc. having filed for bankruptcy protection and having abandoned the project, the BLM had taken over the project and had demanded release of the bond. US Fidelity held approximately US$950,000 in collateral securing the bond and had brought action to recover the unsecured balance of US$793,583. Touchstone was named as a defendant because it is one of the parties to the contract of indemnity. Under the terms of the March 2, 1999 agreement pursuant to which the Company acquired Touchstone from Cornucopia, Cornucopia acknowledged its obligation to indemnify and save harmless the Company from any such claims.

     The Company is of the view that no material cost or loss will be incurred by Touchstone or the Company as a consequence of this action, as on April 26, 2002 the US District Court for the District of Nevada accepted the stipulation for dismissal (no costs or damages) without prejudice of all action by US Fidelity against all parties including Great Basin's subsidiary, Touchstone.

     In July 2001, the Company entered into an agreement to acquire sixty-five unpatented lode mining claims for US$50,000 ($75,745) and subsequently paid the full amount. The claims adjoin the northwest corner of the Ivanhoe Property.

     On June 10, 2002, the Company entered into a letter agreement with Hecla Mining Company concerning exploration, development and production on the Company's Ivanhoe property and on August 2, 2002, the formal Earn-in and Joint Operating Agreements were signed with Hecla Ventures Corp. ("Hecla"), an affiliate of Hecla Mining Company. These agreements provide that Hecla will vest in a 50% working interest in the Hollister Development Block, which is a portion of the Ivanhoe Property, subject to a purchase royalty in favor of Great Basin, provided that Hecla funds a US$21.8 million two-stage advanced exploration and development program, or otherwise achieves commercial production, and issues 4 million Hecla Mining Company share purchase warrants (the "Hecla Warrants") to Great Basin (2 million share purchase warrants exercisable at US$3.73 per share expiring on August 2, 2004 have been issued to December 31, 2002).

     Using an option pricing model, the fair value of the issued Hecla Warrants on the agreement date was estimated to be $1,933,000, based on the August 2, 2002 closing price of Hecla Mining Company shares of US$3.41 on the New York Stock Exchange ("NYSE") (also based on the following assumptions: risk free interest rate of 3%; expected life of 2 years; expected volatility of 25% and expected dividends of nil), and is included in Mineral Property Interests. The Hecla Warrants are not listed on a public stock exchange. Any proceeds received on the sale of the Hecla Warrants, or the sale of the shares of Hecla Mining Company received on exercise of the Hecla Warrants, will be credited against the total cost, including this amount, when realized. Based on the December 31, 2002 closing price of Hecla shares on the NYSE of US$5.06, the fair value of the Hecla Warrants at December 31, 2002 was estimated to be $2,660,000. Concurrent with and in proportion to the Hecla Warrants, the Company agreed to issue 2 million share purchase warrants (the "Great Basin Warrants") to Hecla (1 million share purchase warrants exercisable at Cdn$1.55 per share expiring on August 2, 2004 have been issued to December 31, 2002) (note 6(d)). The fair value of the issued Great Basin Warrants on the agreement date was estimated to be $295,000 (based on the same assumptions stated in note 6(c)) and has been included in the cost of the Ivanhoe Property.

     Hecla has commenced engineering and permitting work to facilitate an underground development program. Upon receipt of applicable permits, Hecla is expected to complete the Stage 1 underground development, drilling, and prefeasibility program estimated in the Earn-in Agreement at US$10.3 million, in approximately 12 months. To vest its 50% working interest, Hecla must, upon completion of Stage 1, proceed to Stage 2 within 60 days. The Stage 2 program of US$11.5 million is expected to be completed over the following 12 months and consists of underground production development and procurement of production equipment and surface facilities, with an overall goal to essentially develop the Hollister Development Block to the point of commercial production. Hecla will be the operator of the Stage 1 and Stage 2 work programs, and will continue as the operator should a positive production decision be made.

     A sliding scale Purchase Price Royalty on Hecla's share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The Royalty will be payable by Hecla commencing at the point it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

(B)  BURNSTONE GOLD PROPERTY

     Republic of South Africa ("RSA")

     On November 5, 2002, the Company entered into an Option Agreement ("the Agreement") with a private South African company, Southgold Exploration (Proprietary) Limited ("Southgold"), and its shareholders, to acquire on a staged basis up to 100% of Southgold. Southgold has the right to acquire an 80% interest in the Burnstone Gold Property covering approximately 400 square kilometres of the Witwatersrand goldfield in the RSA.

     Prior to November 2002, Southgold entered into a joint venture agreement with Tranter Investments (Proprietary) Limited ("Tranter"), a Black Economic Empowerment Group ("BEEG") partner, whereby Tranter will acquire a 20% interest in the Burnstone project subject to certain conditions, that were required to be completed by March 31, 2003. Tranter would then maintain its 20% participating joint venture interest by funding its pro-rata share of all development, construction and property costs after the completion of a Bankable Feasibility Study. Tranter would have the right, subject to certain conditions, to purchase on commercial terms an additional 6% participation interest in the Burnstone Joint Venture. Not all conditions were met by March 31, but Southgold and Tranter are working together along with Great Basin to extend the agreement on mutually acceptable terms and conditions.

     On signing the Agreement, the Company paid US$1.25 million ($2,007,561) for the right to acquire the option and to explore the Burnstone Gold Property and also agreed to conduct a US$1.5 million work program prior to April 30, 2003. The Company can exercise its option and complete the purchase of Southgold by making cash and Great Basin share and share purchase warrant payments to Southgold's shareholders in two staged tranches, totalling US$2 million, 21 million Great Basin shares and 10.5 million Great Basin share purchase warrants exercisable at US$0.75 for one year from the date of issuance. The share purchase warrants will be subject to a 45-day accelerated expiry in the event that Great Basin's common shares trade on the TSX Venture Exchange over a 20-day weighted average per share price equal to or greater than US$1.50 per common share.

     On exercise of tranche one, the Company will acquire 49% of Southgold, providing it exercises tranche two, for payments to be made on or before April 30, 2003 totalling US$2 million cash and the issuance of 10 million Great Basin common shares and 5 million Great Basin share purchase warrants. The Company gave notice to exercise tranche one on April 29, 2003 and is moving to complete the closing. A finder's fee of approximately 2% is payable, to a maximum of US$1 million, as the Company acquires Southgold and makes expenditures on Burnstone Property. To December 31, 2002, $164,000 of this finder's fee had been accrued. The remaining 51% of Southgold can be acquired by a second tranche of payments, on or before January 31, 2004, of 11 million Great Basin common shares and 5.5 million Great Basin share purchase warrants. If a Bankable Feasibility Study is not completed by January 31, 2004, the Company can make 50% of the second tranche payments on each of January 31, 2004 and July 31, 2004. Any Great Basin shares issued to Southgold shareholders are subject to a voting trust agreement, whereby the holders undertake to vote with Great Basin management for a period of five years. Southgold shareholders will be entitled to nominate two members to the Board of Directors of Great Basin. Additional shares may become issuable by Great Basin to Southgold's shareholders depending on certain outcomes with respect to the Bankable Feasibility Study, such as the quantity of gold reserves, gold production costs, and the actual cost of the study.

     As noted above, the Company is committed to an initial US$1.5 million work program, including in-fill drilling at Burnstone. This program was completed prior to April 30, 2003. This initial work program was agreed upon by a Management Committee consisting of representatives from Great Basin, Southgold and Tranter. Results from this program will be incorporated into a Bankable Feasibility Study.

(C)  CASINO PROPERTY

     Whitehorse Mining District, Yukon, Canada

     The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd. ("Wildrose"), the optionee, can earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee has agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company's 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

     During fiscal 2001, the acquisition costs associated with the Casino Property were written down to a nominal amount to reflect extended depressed conditions in the metal markets, and the Company's intention to defer work on the property pending a sustained recovery both of metal prices and the economy.

     On July 15, 2002, the Company agreed to option the Casino property (the "Property") to CRS Copper Resources Ltd. ("CRS"), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted CRS an option ("the Option") to purchase 100% of Great Basin's interest in the claims and interests comprising the Property for $1,000,000, plus applicable taxes, payable at the option of CRS in cash or CRS common shares, provided that CRS shares are listed on the TSX Venture Exchange or another recognized exchange (the "Exchange") and have certain minimum trading volumes.

     The Option may be exercised at any time from the date of the agreement to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. If CRS elects to terminate the agreement without exercising the Option or allows it to lapse, CRS must pay to Great Basin a "break fee" of $25,000, plus applicable taxes. CRS is required to make interim option payments to Great Basin at the time that CRS is listed on an Exchange, of 100,000 CRS shares, plus warrants to purchase another 100,000 shares for a period of two years at an exercise price which reflects the maximum discount for the prevailing CRS market price permitted by the policies of the Exchange. CRS will issue a further such warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 CRS shares. If CRS is not listed by December 31, 2002, CRS must pay to Great Basin $50,000 plus applicable taxes, in lieu of the 100,000 shares, to keep the Option in good standing. This CRS option payment was received by the Company in December 2002. A further $50,000 plus taxes is payable on December 31, 2003 if CRS is not listed by that date. Great Basin may terminate the Option on or after December 31, 2003, unless the cash payments have been made, in which event the Option can be extended to accommodate a listing no later than December 31, 2004 (and providing that such a listing is continued thereafter).

     CRS has the right to conduct exploration work on or in respect of the Property at its cost, or to make payments in lieu to keep the Property in good standing during the period of the Option. If the Option is not exercised and is terminated, CRS is required to pay Property holding costs for a minimum period of two years from the effective date of termination.

     In the event the Option is exercised and a decision is made to put the Property into commercial production, CRS will pay to Great Basin $1,000,000 in cash, plus applicable taxes, within 30 days of that decision.

(D)  KIRKLAND LAKE PROPERTY

     Ontario, Canada

     In 1992, the future economic benefit of the Kirkland Lake property became uncertain, and while the property was not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written down to $1.

     The Company continues to maintain the Kirkland Lake property in good standing.

(E)  BISSETT CREEK PROPERTY

     Ontario, Canada

     In 1992, the future economic benefit of the Bissett Creek graphite property became uncertain. While not abandoned, there were no plans or financial resources to make further significant expenditures on the property. Accordingly, the property was written off.

     In January 1997, the Company reached an agreement to sell its interest in the Bissett Creek graphite property to an arm's length private company (the "Purchaser") for a production royalty equal to $32 per tonne of graphite concentrate produced, net of existing royalties, and subject to an annual minimum preproduction royalty of $30,000 per year. Under the agreement, the Purchaser assumed all existing property royalties and mineral property maintenance requirements. Subsequent to December 31, 1997, the required royalty payments were never made to the Company. Accordingly, the Company believed the Purchaser was in default of the agreement and in 1999, the Company commenced an action to cure the default or re-obtain ownership.

     In February 2001, the Company was served with a statement of claim by the Purchaser, alleging that the Purchaser suffered damages of $3,037,000 as compensation for the loss of an alleged agreement to sell the Bissett Creek property that it had negotiated with an arm's length purchaser. In December 2001, the property was returned to the original owner and was written off, as the Company believed that the claim was without merit. In May 2002, the claim was settled by an agreement signed between the Company and the Purchaser. Under the agreement, the Purchaser dismissed the action and agreed to return all the documents related to the property.


6.   SHARE CAPITAL

(A)  AUTHORIZED SHARE CAPITAL

     The Company's  authorized  share  capital  consists of  200,000,000  (2001:
     100,000,000) common shares without par value. The increase in authorized share capital during 2002 was approved at the annual general meeting of shareholders held on June 28, 2002.

(B)  ISSUED AND OUTSTANDING COMMON SHARES


                                                                                                        Number of
                                                                                                           Shares             Amount
                                                                                                        ----------     ------------

Balance, December 31, 1999 ......................................................................       27,723,006     $ 39,511,316
Issued during 2000:
   Share purchase options exercised .............................................................          146,800          190,297
   Share purchase warrants exercised ............................................................        5,312,331        6,983,902
   Private placement, August 2000, net of issue costs (note 6(e)) ...............................        5,000,000        9,299,145
                                                                                                        ----------     ------------
Balance, December 31, 2000 ......................................................................       38,182,137       55,984,660
Additional share issue costs ....................................................................              -            (31,245)
                                                                                                        ----------     ------------
Balance, December 31, 2001 ......................................................................       38,182,137       55,953,415
Issued during 2002:
   Share purchase options exercised (note 6(c)) .................................................          179,900          156,018
   Share purchase warrants exercised (note 6(e)) ................................................        2,007,000        2,007,000
   Agent's share purchase options exercised (note 6(e)) .........................................          500,000          500,000
   Agent's share purchase warrants exercised (note 6(e)) ........................................          250,000          250,000
   Private placement, May 2002, net of issue costs (note 6(f)) ..................................        5,616,612        7,700,570
   Private placement, August 2002, net of issue costs (note 6(g)) ...............................          125,715          190,815
                                                                                                        ----------     ------------
BALANCE, DECEMBER 31, 2002 ......................................................................       46,861,364     $ 66,757,818
                                                                                                        ==========     ============


(C)  SHARE OPTION PLAN

     The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its employees, officers, directors and consultants to acquire up to 8,195,000 common shares, of which 6,650,100 are outstanding at December 31, 2002. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than market price, less permissible discounts, on the TSX Venture Exchange. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee's employment or term of engagement, except in the case of death, in which case they terminate on the earlier of the option expiration date and one year from the date of death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

     The continuity of share purchase options is:

                                                                     Contractual
                                          Weighted                      weighted
                                           average       Number          average
                                          exercise           of   remaining life
                                             price      options          (years)
                                          --------     --------   --------------

Balance, December 31, 1999 ..............   $ 1.18    2,147,700             1.58
   Granted ..............................   $ 1.75       31,800
   Exercised ............................   $ 1.30     (146,800)
   Expired or cancelled .................   $ 2.06      (39,600)
                                            ------    ---------             ----
Balance, December 31, 2000 ..............   $ 1.16    1,993,100             0.29
   Granted ..............................   $ 0.65    2,720,000
   Expired or cancelled .................   $ 1.15   (2,001,200)
                                            ------    ---------             ----
Balance, December 31, 2001 ..............   $ 0.95    2,711,900             3.74
   Granted* .............................   $ 1.44    4,174,800
   Exercised ............................   $ 0.87     (179,900)
   Expired or cancelled..................   $ 1.68      (56,700)
                                            ------    ---------             ----
BALANCE, DECEMBER 31, 2002 ..............   $ 1.24    6,650,100             2.38
                                            ======    =========             ====

          * 725,500 of non-employee stock options which were granted on May 24, 2002, exercisable at $1.70 per share, were repriced to $1.17 per share on December 11, 2002, with no change to the expiry date.

     As at December 31, 2002, 6,551,100 of the options outstanding had vested with optionees.

     The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted to non-employees during the year have been reflected in the statement of operations as follows:

Exploration
     Engineering ...........................................            $  7,347
     Environmental, socioeconomic and land .................              20,210
     Geological ............................................             107,191
                                                                        --------
                                                                         134,748
Office and administration ..................................             239,879
                                                                        --------
TOTAL COMPENSATION COST RECOGNIZED IN OPERATIONS,
   CREDITED TO CONTRIBUTED SURPLUS .........................            $374,627
                                                                        ========

     Had the Company used the fair value method to determine compensation cost for directors, officers and employees, the Company's loss, basic loss per share, and diluted loss per share would have been as follows:

                                                                                                                             Diluted
                                                                                                       Basic loss           loss per
2002                                                                                      Loss          per share              share
----                                                                               -----------         ----------      -------------

As reported ...............................................................        $(5,519,089)        $    (0.13)     $      (0.13)
Estimated fair value of non-cash stock-based
    compensation to directors, officers and employees .....................         (1,204,907)             (0.03)            (0.03)
                                                                                   -----------         ----------      -------------
PRO-FORMA .................................................................        $(6,723,996)        $    (0.16)     $      (0.16)
                                                                                   ===========         ==========      =============


     The weighted-average assumptions used to estimate the fair value of options granted during the year were:

     Risk free interest rate                                                  3%
     Expected life                                                    2.07 years
     Expected volatility                                                     50%
     Expected dividends                                                      nil

     Summary of the options outstanding at December 31, 2002 is as follows:

                                                             Option    Number of
     Expiry date                                              price      options
     -----------                                             ------    ---------
     February 12, 2003 ...................................   $ 0.96       10,000
     June 11, 2003 .......................................   $ 0.90       33,300
     June 26, 2003 .......................................   $ 0.97       30,000
     September 11, 2003 ..................................   $ 0.55        1,000
     November 21, 2003 ...................................   $ 0.63      100,000
     December 27, 2003 ...................................   $ 0.75        5,000
     December 30, 2003 ...................................   $ 1.70    2,109,300
     December 30, 2003 ...................................   $ 1.17      721,500
     January 10, 2006 ....................................   $ 0.96    2,030,000
     January 10, 2006 ....................................   $ 0.63      300,000
     December 20, 2004 ...................................   $ 1.17      238,000
     December 20, 2007 ...................................   $ 1.17    1,072,000
                                                             ------    ---------
     AVERAGE OPTION PRICE AND TOTALS .....................   $ 1.24    6,650,100
                                                             ======    =========

     Subsequent to December 31, 2002, 163,000 options were exercised for proceeds of $176,154. Also subsequent to December 31, 2002, 300,000 options with an exercise price of $1.80 for a two year period were granted to non-employees.

(D)  SHARE PURCHASE WARRANTS


         The continuity of share purchase warrants is:

Note Reference                                        6(e)              6(f)              6(g)              5(a)
                                                 March 15,            June 3,          Dec. 27,         August 2,
Expiry date ............................              2002               2003              2003              2004
Exercise price .........................             $1.00              $1.65             $1.85             $1.55             TOTAL
                                                ----------         ----------        ----------        ----------         ----------

Balance, December 31, 2000 .............         2,500,000                -                 -                 -           2,500,000
   Issued ..............................               -                  -                 -                 -                 -
   Exercised ...........................               -                  -                 -                 -                 -
                                                ----------         ----------        ----------        ----------         ----------
Balance, December 31, 2001 .............         2,500,000                -                 -                 -           2,500,000
   Issued ..............................               -            5,616,612           125,715         1,000,000         6,742,327
   Exercised ...........................        (2,007,000)               -                 -                 -          (2,007,000)
   Expired .............................          (493,000)               -                 -                 -            (493,000)
                                                ----------         ----------        ----------        ----------         ----------

BALANCE, DECEMBER 31, 2002 .............                -           5,616,612           125,715         1,000,000         6,742,327
                                                ==========         ==========        ==========        ==========         =========



(E)  SPECIAL WARRANT PRIVATE PLACEMENT, AUGUST 2000

     On August 9, 2000, the Company entered into a financing agreement with Loewen Ondaatje McCutcheon Limited ("LOM") to raise up to $10 million by way of a private placement of special warrants. The placement consisted of 5,000,000 special warrants at $2.00 per special warrant. Each special warrant was exchanged upon prospectus clearance, which occurred on December 19, 2000, for one unit consisting of one common share and one half of a common share purchase warrant for no further consideration. One full warrant was exercisable at $2.50 into a common share for one year (see below). LOM received a fee of $600,000 and a compensation option to purchase 500,000 units at $2.00 per unit for a twelve month period from closing.

     On February 23, 2001, the Company amended the terms of the 2,500,000 outstanding share purchase warrants, 500,000 agent's share purchase options and 250,000 agent's share purchase warrants. The exercise price of the options and warrants was reduced to $1.00 from $2.50, but was subject to an accelerated expiry of 30 days if the Company's shares traded on the TSX Venture Exchange for ten consecutive days at a price of at least $1.20 per share. The term of the options and warrants was extended for one year until August 16, 2002. At February 14, 2002, the accelerated expiry condition was met and the warrants and options were set to expire on March 15, 2002. By March 15, 2002, the agent's options and warrants and 2,007,000 of the share purchase warrants had been exercised. The remaining 493,000 warrants expired unexercised.

(F)  PRIVATE PLACEMENT FINANCING, MAY 2002

     On May 23, 2002, the Company entered into a financing agreement with LOM to raise up to $7.8 million by way of a private placement. The placement, which closed on June 3, 2002, consisted of 5,207,233 units at a price of $1.50 per unit. 409,379 units of Great Basin were issued as a commission pursuant to this private placement, for a total issuance of 5,616,612 units. Each unit is comprised of one common share and a share purchase warrant exercisable to purchase an additional share at $1.65 until June 3, 2003. If the shares have a closing price of at least $2.50 per share on the TSX Venture Exchange over any 10 consecutive trading day period, the warrants will be subject to a 45 day accelerated expiry.

(G)  PRIVATE PLACEMENT FINANCING, AUGUST 2002

     On August 27, 2002, the Company completed a private placement financing of 125,715 units at a price of $1.65 per unit. Each unit was comprised of one common share and a common share purchase warrant exercisable at $1.85 until December 27, 2003. The warrants are subject to an accelerated expiry of 45 days if the Company's shares trade on the TSX Venture Exchange at or above $2.78 for ten consecutive trading days.

(H)  FINANCING SUBSEQUENT TO DECEMBER 31, 2002

     On January 30, 2003, the Company completed a brokered private placement financing of 5,600,000 units at a price of $1.80 per unit. Each unit was comprised of one common share and one half of a common share purchase warrant exercisable at $1.80 per common share until January 30, 2004. The Company issued 336,000 warrants to the agent for this private placement that entitle the agent to purchase 336,000 units at $1.80 per unit for a twelve month period.

(I)  CONTRIBUTED SURPLUS

     Balance, December 31, 2001 and 2000 ............................  $    -
     Changes during 2002:
        Non-cash stock-based compensation to non-employees (note 6(c)) 374,627 Great Basin Warrants issued pursuant to Hecla Earn-in
             Agreement, August 2002 (note 5(a)) .....................    295,000
                                                                        --------
     CONTRIBUTED SURPLUS, DECEMBER 31, 2002 .........................   $669,627
                                                                        ========


7.   RELATED PARTY TRANSACTIONS AND BALANCES


      REIMBURSEMENT FOR THIRD PARTY EXPENSES AND SERVICES RENDERED                             Years ended December 31,
                                                                                         2002                2001               2000
                                                                                  -----------         -----------        -----------

       Hunter Dickinson Inc. (a) ..............................................   $ 1,027,802         $ 1,173,389        $ 1,866,656
       Mainland Exploration Limited Partnership (b) ...........................   $       -           $       -          $   350,000
                                                                                  ===========         ===========        ===========



     PREPAID EXPENSES .........................................................   December 31         December 31
                                                                                         2002                2001
                                                                                  -----------         -----------

     Hunter Dickinson Inc. (a) ................................................   $   694,846         $   991,301
     Hunter Dickinson Group Inc. (a) ..........................................       (43,153)                -
     Other prepaid expenses ...................................................        18,930               4,580
                                                                                  -----------         -----------
                                                                                  $   670,623         $   995,881
                                                                                  ===========         ===========


     (a) Hunter Dickinson Inc. and Hunter Dickinson Group Inc. are private companies with certain common directors that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

     (b) Mainland Exploration Limited Partnership ("Mainland") is a limited partnership that provides merger, acquisition, financing and other corporate services. Certain directors of the Company are also directors of Mainland's general partner.

     (c) Related party balances receivable, which are non-interest bearing and are payable on demand, are included in prepaid expenses on the consolidated balance sheets. Payable balances arise from services having been received from, and third party costs having been paid by, the related party in excess of amounts that have been prepaid.


8.   INCOME TAXES

     Substantially all of the difference between the actual income tax expense (recovery) of $nil and the expected income tax recovery based on statutory tax rates relates to the benefit of losses not recognized.

     As at December 31, 2002 the tax effect of the significant components within the Company's future tax asset (liability) were as follows:


                                                                                                             December 31
                                                                                                      2002                      2001
                                                                                              ------------             -------------
     FUTURE INCOME TAX ASSETS

        Mineral properties ............................................................       $  4,722,000             $  4,878,000
        Loss carry forwards ...........................................................         10,842,000                9,640,000
        Other tax pools ...............................................................            279,000                  351,000
                                                                                              ------------             -------------
        Subtotal ......................................................................         15,843,000               14,869,000
        Valuation allowance ...........................................................        (13,944,000)             (12,970,000)
                                                                                              ------------             -------------
        Net future income tax asset ...................................................          1,899,000                1,899,000
     FUTURE INCOME TAX LIABILITY

        Mineral properties ............................................................         (1,899,000)              (1,899,000)
                                                                                              ------------             -------------
     Net future income tax asset (liability) ..........................................       $        -               $        -
                                                                                              ============             =============


     At December 31, 2002, the Company has available losses for income tax purposes in Canada totaling approximately $7.7 million (2001 - $5.4 million), expiring at various times from 2003 to 2009. The Company also has capital losses available of $1.0 million (2001 - $1.0 million), which can be used to offset future capital gains. The Company also has available resource tax pools in Canada of approximately $7.4 million (2001 - $7.4 million), which may be carried forward and utilized to reduce future taxes and income. Included in the $7.4 million (2001 - $7.4 million) of resource tax pools is $2.9 million (2001 - $2.9 million) that is successored, which can only be utilized from taxable income from specific mineral properties.

     At December 31, 2002, the Company also has net operating loss carry forwards for United States income tax purposes of approximately US$14.6 million (2001 - US$13.7 million) which, if not utilized to reduce United States taxable income in future periods, expires through the year 2021. These available tax losses may only be applied to offset future taxable income from the Company's current United States subsidiaries and a portion are limited to approximately 6% per year. In addition, the Company has available resource tax pools in the United States of approximately US$3.9 million (2001 - US$4.1 million), which are being deducted over a 10 year period starting with the year they were incurred.


9.   SEGMENTED INFORMATION

     The Company considers itself to operate in a single reportable operating segment, the exploration and development of mineral properties. Geographic information is as follows:


                                                                                                      2002                      2001
                                                                                               -----------               -----------

     Canada
        Assets excluding mineral property interests .................................          $15,327,770               $ 7,522,606
        Mineral property interests ..................................................            1,933,002                         2

     United States
        Assets excluding mineral property interests .................................                7,500                     7,500
        Mineral property interests ..................................................            3,945,348                 5,583,348

     Republic of South Africa
        Assets excluding mineral property interests .................................               18,125                       -
        Mineral property interests ..................................................                    1                       -
                                                                                               -----------               -----------
     Total assets                                                                              $21,231,746               $13,113,456
                                                                                               ===========               ===========


     Substantially all of the Company's capital expenditures during fiscal 2002, 2001 and 2000 were made in Canada. The Company has an option right on the Burnstone Gold Property located in the Republic of South Africa (note 5(b)).


10.  DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES   GENERALLY   ACCEPTED
     ACCOUNTING PRINCIPLES

     As disclosed in note 2, these financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") which, for purposes of the Company, conform, in all material respects, with United States GAAP except as described below.

(A)  STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards ("SFAS") No. 123 requires that share-based compensation be accounted for based on a fair value methodology, although it allows the effects of share-based compensation to employees to be disclosed in the notes to the financial statements rather than in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for share-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ("APB 25"). For US GAAP purposes, the Company has elected to account for all non-cash stock-based compensation plans to employees using the intrinsic value method. The share-based compensation expense in respect of the repricing of share options granted to employees, under US GAAP, would be $nil for the year ended December 31, 2002 (2001 - $630,000 and 2000 - $nil).

     Under US GAAP, share options granted to non-employees for services rendered to the Company are required to be accounted for based on the fair value of the services provided, or the consideration issued. The compensation cost is measured based on the fair value of share options granted, with the compensation cost being charged to operations.

     As of January 1, 2002, the Company has adopted the new recommendations of Canadian Institute of Chartered Accountants respecting stock-based compensation (note 2(n)). Accordingly, there are no material differences in the treatment by the Company of stock-based compensation under US GAAP and Canadian GAAP for the year ended December 31, 2002.

     The share-based compensation expense in respect of non-employee share options, based upon the fair value of the options using an option pricing model, which was required to be charged to operations under US GAAP, and not under Canadian GAAP, for the year ended December 31, 2001 was $230,000 and for the year ended December 31, 2000 was $41,000.

(B)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, "ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES". Unrealized gains and losses are recorded as other comprehensive income (see below) which is a separate component of shareholders' equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is similar to Canadian GAAP.

     US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS 130, "REPORTING COMPREHENSIVE INCOME", which establishes standards for reporting and display of comprehensive income
     (loss),  its  components and  accumulated  balances.  Comprehensive  income
     (loss) comprises net income (loss) and all changes to shareholders' equity except those resulting from investments by owners and distributions to owners.

     Under US GAAP, the Hecla Warrants would be considered derivative financial instruments and would be accounted for under SFAS 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES", until they are exercised. Once exercised, the shares of Hecla Mining Company received would be considered an available-for-sale security and would be accounted for under SFAS 115. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value. Changes in the fair value of a derivative financial instrument are charged to operations if the instrument does not qualify as a hedge, or to operations or other comprehensive income, a separate component of shareholders' equity, if it does qualify as a hedge.

     Canadian  GAAP does not  allow the  presentation  of  comprehensive  income
     (loss).

(C)  SUMMARY OF EFFECT OF DIFFERENCES IN CANADIAN AND US GAAP

     The effect of the above differences between Canadian GAAP and US GAAP on the balance sheet and statement of operations and deficit is summarized as follows:


     SHARE CAPITAL AND CONTRIBUTED SURPLUS                                                                2002                  2001
                                                                                                  ------------          ------------

     Share capital and contributed surplus under Canadian GAAP ...............................    $ 67,427,445          $ 55,953,415
     Share-based compensation ................................................................       2,658,000             2,658,000
                                                                                                  ------------          ------------
     SHARE CAPITAL AND CONTRIBUTED SURPLUS UNDER US GAAP .....................................    $ 70,085,445          $ 58,611,415
                                                                                                  ============          ============


     DEFICIT                                                                                              2002                  2001
                                                                                                  ------------          ------------
     Deficit under Canadian GAAP .............................................................    $ 48,384,541          $ 42,865,451
     Share-based compensation ................................................................       2,658,000             2,658,000
     Mark-to-market adjustment, Hecla Warrants (note 5(a)) ...................................        (727,000)                  -
                                                                                                  ------------          ------------
     DEFICIT UNDER US GAAP ...................................................................    $ 50,315,541          $ 45,523,451
                                                                                                  ============          ============




     TOTAL ASSETS                                                                                         2002                  2001
                                                                                                  ------------          ------------

     Total assets under Canadian GAAP ........................................................    $ 21,231,746          $ 13,113,456
     Mark-to-market adjustment, Hecla Warrants ...............................................         727,000                   -
                                                                                                  ------------          ------------
     TOTAL ASSETS UNDER US GAAP ..............................................................    $ 21,958,746          $ 13,113,456
                                                                                                  ============          ============


     LOSS FOR THE YEAR                                                         2002                    2001                    2000
                                                                       ------------            ------------            ------------

     Loss for the year under Canadian GAAP ......................      $  5,519,089            $  9,064,905            $ 11,305,645
     Share-based compensation ...................................               -                   860,000                  41,000
     Mark-to-market adjustment, .................................          (727,000)                    -                       -
        Hecla Warrants (note 5(a))
                                                                       ------------            ------------            ------------
     LOSS FOR THE YEAR UNDER US GAAP ............................      $  4,792,089            $  9,924,905            $ 11,346,645
                                                                       ============            ============            ============
     LOSS PER SHARE UNDER US GAAP ...............................      $      (0.13)           $      (0.26)           $      (0.37)
                                                                       ============            ============            ============